China Petroleum & Chemical Corporation
22 Chaoyangmen North Street
Chaoyang District, Beijing, 100728
The People’s Republic of China

VIA EDGAR
Ms. Angie Kim
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
December 10, 2013

Re:
China Petroleum & Chemical Corporation
Form 20-F for Fiscal Year Ended December 31, 2012 (“2012 Form 20-F”)
Filed April 11, 2013 (File No. 001-15138) and Amendment No. 1 to 2012
Form 20-F Filed September 26, 2013 (“Amendment No. 1 to 2012 Form 20-F”) (File No. 001-15138)

Dear Ms. Kim:

As per your telephonic request, we are providing this letter to supplement our Nov. 5, 2013 letter submitted in response to the Staff's comments on the 2012 Form 20-F of China Petroleum & Chemical Corporation (the "Company").

The Company believes that the spirit and the intention of the March 12, 2012 Undertaking from China Petrochemical Corporation ("Sinopec Group") are to enhance the Company's ability to benefit more from Sinopec Group's non-compete agreement with the Company (the "Non-Compete Agreement"). In particular, the Company believes that the first undertaking from Sinopec Group, i.e., the Company shall become the ultimate and sole platform for all core businesses of Sinopec Group, allows the Company to acquire from Sinopec Group all its assets that compete with the Company's core businesses, and this undertaking is without any time limits. Consequently, the Company believes that any time limits of the Company's purchase option over Sinopec Group's assets set forth in the Non-Compete Agreement were effectively removed.

*           *           *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at +86 10 59960028 if you have any questions.   Thank you very much.

Sincerely,

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng
Name:	Huang Wensheng
Title:	Secretary to the Board of Directors